February 14, 2019

Joel L. Thomas
Chief Financial Officer
Pyxus International, Inc.
8001 Aerial Center Parkway
Morrisville, NC 27560-8417

       Re: Pyxus International, Inc.
           Form 10-K for the Fiscal Year Ended March 31, 2018
           Form 10-Q for the Fiscal Quarter Ended December 31, 2018 File No. 001-13684

Dear Mr. Thomas:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates, page 37

1. To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying values and are at potential risk of failing step one of your goodwill impairment analysis, please tell us the percentage by which the fair value of each of your reporting units exceeded its carrying value as of your most recent test. As part of your response, please tell us how the decline in your market capitalization was considered when performing your analysis. To the extent that any reporting unit is at risk of failing the impairment test, disclose the following:
        The percentage by which fair value exceeded carrying value as of the date of the most recent test;
        A description of the methods and key assumptions used and how the key assumptions were determined;
 Joel L. Thomas
FirstName LastNameJoel L. Thomas
Pyxus International, Inc.
Comapany NamePyxus International, Inc.
February 14, 2019
February 14, 2019 Page 2
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             A discussion of the degree of uncertainty associated with the key assumptions; and
             A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions. Income Taxes, page 37

2. We note your disclosures on page 24, that you reversed your deferred tax valuation allowance in 2017 as a result of the Tax Act. We also note your disclosure that you determined there was enough positive evidence to reverse this amount. Please enhance your disclosures to provide additional detail about the drivers for income tax expense changes during the periods presented, such as the nature of the positive and negative evidence considered in making your decision to reverse the valuation allowance. Refer to
         Items 303(a) and 303(b) of Regulation S-K.
Financial Statements
Notes to Consolidated Financial Statements
Note 20 - Reconsolidation of MTC, page 92

3. We refer to the gain recognized during fiscal 2016 of $106 million. We note that you used a discounted cash flow model to estimate the fair value of the assets and liabilities of
         MTC consolidated during fiscal 2016. Given the significance of this gain to your results of operations for fiscal 2016, please provide us with your full calculation of the gain including the relevant assumptions used in determining the fair values of the assets and liabilities recorded upon reconsolidation. Your response should include an explanation as to the nature of the goodwill and intangible assets recorded and how such values were determined. We may have further comment upon receipt of your response. Form 10-Q for the Fiscal Quarter Ended December 31, 2018

Liquidity and Capital Resources
Overview, page 36

4. We note from page 9 of your March 31, 2018 10-K that you have "significant"
         investments in operations in both Argentina and Malawi. Your disclosure further indicates that Malawi is a considered a highly inflationary economy. In addition, please note that Argentina was designated as a highly inflationary economy as of July 1, 2018.
         In this regard, please tell us how you complied with the guidance on highly inflationary economies of ASC 830-10-45 in your financial statements regarding your operations in
         Malawi and Argentina.
5. In view of the highly inflationary economic conditions in Malawi and Argentina, please include the following disclosures in MD&A:

             Information regarding the nature and size of your operations in these countries. In this
 Joel L. Thomas
Pyxus International, Inc.
February 14, 2019
Page 3
             regard, net asset position by currency and selected statement of operations and cash flow information for these operations may be necessary; and The historical and reasonably likely effects of the economic situations in these
             countries, including factors such as price controls, inflation, devaluation, and currency exchange restriction, on your results of operations and liquidity. For example, disclosure of changes in the relationship between costs and revenues, remeasurement losses, impairment, deteriorating liquidity and debt covenant violations may be necessary.
Exhibit 32 Section 906 Certification, page 1

6. We note that your Section 906 Certification included with your Form 10-Q for the Quarter
         Ended December 31, 2018, refers to the quarterly report for the period ended September
         30, 2018. Please revise your certification to refer to the appropriate Form 10-Q. Also, please note that because the certification covers the entire filing, your entire Form 10-Q must be included in your amendment.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 with any questions.



FirstName LastNameJoel L. Thomas                                Sincerely,
Comapany NamePyxus International, Inc.
                                                                Division of
Corporation Finance
February 14, 2019 Page 3                                        Office of
Transportation and Leisure
FirstName LastName